SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

20 June 2018

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 20 June 2018 re: Transaction in Own Shares

20 June 2018

TRANSACTIONS IN OWN SECURITIES
Lloyds Banking Group plc (the "Company") announces today that it has purchased the following number of its ordinary shares, from UBS AG, London Branch (the "Broker").

Ordinary Shares
Date of purchases:	20 June 2018
Number of ordinary shares purchased:	518,750
Highest price paid per share (pence):	61.7700
Lowest price paid per share (pence):	61.6200
Volume weighted average price paid per share (pence):	61.6944

Such purchases form part of the Company's existing share buy-back programme and were effected pursuant to the instructions issued to the Broker by the Company on 07 March 2018, as announced on 08 March 2018.

The Company intends to cancel these Shares.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by the Broker on behalf of the Company as part of the buy-back programme is set out in the Schedule to this announcement.

- END -

For further information:

Investor Relations
Douglas Radcliffe                                                                               +44 (0)20 7356 1571
Group Investor Relations Director
douglas.radcliffe@lloydsbanking.com

Corporate Affairs
Matt Smith                                                                                           +44 (0)20 7356 3522
Head of Corporate Media
matt.smith@lloydsbanking.com

SCHEDULE

TRANSACTION DETAILS
Aggregated information

Date of purchase:	20 June 2018

Trading venue	Volume weighted average price (pence)	Aggregated volume
London Stock Exchange	61.6944	518,750
BATS Europe	0.0000	0
Chi-X Europe	0.0000	0
Turquoise	0.0000	0

Transaction details

Issuer name:	Lloyds Banking Group plc
ISIN:	GB0008706128
Intermediary name:	UBS Limited
Intermediary code:	UBSWGB24
Time zone:	UTC
Currency:	GBX

Number of shares purchased	Transaction price(pence per share)	Time of transaction	Trading venue	MatchId
13,185	61.6300	16:15:31	LSE	1597429
16,682	61.6300	16:15:31	LSE	1597427
11,420	61.6400	16:16:15	LSE	1599660
1,649	61.6400	16:16:15	LSE	1599658
13,698	61.6400	16:16:57	LSE	1602291
1,861	61.6400	16:16:57	LSE	1602289
11,099	61.6400	16:16:57	LSE	1602287
19,927	61.6300	16:17:22	LSE	1603447
19,958	61.6300	16:17:47	LSE	1604760
5,241	61.6200	16:18:09	LSE	1605888
7,000	61.6200	16:18:09	LSE	1605885
1,638	61.6200	16:18:09	LSE	1605883
14,770	61.6200	16:18:09	LSE	1605861
16,460	61.6200	16:18:09	LSE	1605846
13,147	61.6200	16:18:09	LSE	1605832
4,340	61.6200	16:18:09	LSE	1605830
11,667	61.6200	16:19:41	LSE	1610835
374	61.6400	16:21:12	LSE	1615949
12,355	61.6700	16:21:26	LSE	1616850
8,108	61.6500	16:21:28	LSE	1616904
10,366	61.6500	16:21:28	LSE	1616902
13,412	61.6500	16:22:20	LSE	1619716
15,606	61.6500	16:22:20	LSE	1619714
16,939	61.7300	16:24:56	LSE	1628267
20,525	61.7300	16:24:56	LSE	1628269
372	61.7600	16:26:23	LSE	1631894
3,856	61.7600	16:26:23	LSE	1631892
11,820	61.7600	16:26:23	LSE	1631890
15,543	61.7600	16:26:23	LSE	1631888
401	61.7600	16:26:23	LSE	1631886
8,009	61.7600	16:26:23	LSE	1631884
2,568	61.7600	16:26:23	LSE	1631882
4,835	61.7600	16:26:23	LSE	1631880
31,248	61.7400	16:26:35	LSE	1632615
10,349	61.7300	16:27:09	LSE	1633880
8,299	61.7300	16:27:18	LSE	1634244
7,887	61.7300	16:27:27	LSE	1634823
21,496	61.7700	16:28:02	LSE	1636363
18,834	61.7500	16:28:16	LSE	1637108
15,376	61.7500	16:28:31	LSE	1637662
13,714	61.7500	16:28:44	LSE	1638232
1,802	61.7400	16:28:55	LSE	1638572
701	61.7600	16:29:26	LSE	1640043
16,333	61.7600	16:29:26	LSE	1640041
15,995	61.7600	16:29:26	LSE	1640036
12,576	61.7400	16:29:30	LSE	1640510
4,667	61.7400	16:29:33	LSE	1640876
2,222	61.7400	16:29:33	LSE	1640872
8,420	61.7400	16:29:33	LSE	1640874

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 20 June 2018